Exhibit 99.1

April 10, 2019

Board of Directors

c/o Corporate Secretary

J. Alexander’s Holdings, Inc.

3401 West End Avenue, Suite 260

Nashville, Tennessee 37202

Dear Board Members:

We are writing to you regarding Ancora Advisors LLC’s (“Ancora”) recent letter to the Board offering to acquire J. Alexander’s Holdings, Inc. (“J. Alexander’s” or the “Company”) for $11.75 per share. Our firm, Marathon Partners Equity Management, LLC (“Marathon Partners”), owns 975,000 shares of J. Alexander’s, making us one of the largest shareholders of the Company. We have reviewed Ancora’s letter and agree with many of its points, including the inefficiency of J. Alexander’s continuing to operate as a publicly traded company.

As a long-time shareholder who has owned shares since the initial September 2015 spin-off and who more recently spearheaded the successful effort to reject the ill-advised merger with 99 Restaurants, we strongly recommend that the Board commence a full auction process and sell J. Alexander’s to the highest bidder. We believe the rejection of Ancora’s offer without a full auction process would run counter to the fiduciary obligations the Board owes its shareholders.

While we applaud the recent termination of the Black Knight Advisory Services agreement as a shareholder friendly action, there are many factors which support an auction process at this time, including: J. Alexander’s status as an orphaned company in the public markets, persistent undervaluation as a public company, and shareholder returns that have severely underperformed all relevant benchmarks since the spin-off.

The Company’s underperformance has been exacerbated by the lack of a compelling plan by management and the Board to grow shareholder value. Further, the entire Board is comprised of individuals that are or were associated with entities controlled by William P. Foley II, and the Company has made no effort to seek new Board representatives who might offer fresh perspectives to the management team.

Therefore, we believe the most realistic path to maximize shareholder value is for the Board to initiate a fair and open auction process, and sell J. Alexander’s to the highest bidder.

Please let us know if we can be of any further assistance.

Sincerely,

Mario D. Cibelli

Managing Member

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